SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. Two)*

CITIZENS COMMUNITY BANCORP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

174 903 104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 174 903 104

1)	NAME OF REPORTING PERSON Citizens Community Bancorp, Inc. Employee Stock Ownership Plan
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) [ ] b) [X]
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5)	SOLE VOTING POWER 387,116
	6)	SHARED VOTING POWER 176,514
	7)	SOLE DISPOSITIVE POWER 563,630
	8)	SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,630
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 174 903 104

ITEM 1(a)	NAME OF ISSUER: Citizens Community Bancorp, Inc. (the "Corporation")
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2174 EastRidge Center, Eau Claire, Wisconsin 54701
ITEM 2(a)	NAME OF PERSON FILING: Citizens Community Bancorp, Inc. Employee Ownership Plan (the "ESOP")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: The business address of the ESOP is: 2174 EastRidge Center, Equ Claire, Wisconsin 54701
ITEM 2(c)	CITIZENSHIP: Not Applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock")
ITEM 2(e)	CUSIP NUMBER: 174 903 104

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4
OWNERSHIP:

The ESOP holds an aggregate of 563,630 shares of Common Stock (9.2% of the outstanding shares).  The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the 563,630 shares held by the ESOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable.

ITEM 10.
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	CITIZENS COMMUNITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
	By:	/s/ Linda Shultz First Bankers Trust Services, Inc., as Trustee
	Name:	Linda Shultz
	Title:	Trust Officer

Date: February 13, 2009	FIRST BANKERS TRUST SERVICES, INC.
	By:	/s/ Linda Shultz
	Name:	Linda Shultz
	Title:	Trust Officer

February 13, 2009

Citizens Community  Bancorp, Inc.
Employee Stock Ownership Plan
2174 EastRidge Center
Eau Claire, Wisconsin 54701

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.  Please confirm the same by signing the acknowledgement below.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz
Name: Linda Shultz Title: Trust Officer

CITIZENS COMMUNITY BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Linda Shultz
First Bankers Trust Services, Inc., as Trustee Name: Linda Shultz Title: Trust Officer